SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2006 JUN 27 P 2:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE



06014686

23 June 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 22 June 2006 as published in the South China Morning Post in Hong Kong on 23 June 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

PROCESSED

JUN 27 2006

THOMSON FINANCIAL

c.c. J P Morgan
- Mr Bric Luk

e\cc\Tianjin project\Extension Circulars Ann 23_6_06\L-securities & exchange.docl

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



KERRY PROPERTIES LIMITED

(Incorporated in Bermuda with limited liability)

嘉里建設有限公司*

website: www.kerryprops.com

(Stock Code: 00683)



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

EXTENSION OF TIME FOR DESPATCH OF CIRCULARS

Reference is made to the joint announcement of KPL and SA dated 1 June 2006 and published on 2 June 2006 in respect of the proposed discloseable and connected transactions for KPL and proposed connected transactions for SA relating to the joint development of a site at Hedong District, Tianjin, PRC. Application has been made to HKSE for an extension of time to despatch the circulars to the KPL Shareholders and the SA Shareholders, respectively, on or before 7 August 2006.

Reference is made to the joint announcement of KPL and SA dated 1 June 2006 and published on 2 June 2006 (the "Announcement"). Terms used herein shall have the same meanings as defined in the Announcement unless otherwise defined herein.

In accordance with Rule 14A.49 of the Listing Rules, SA is required to despatch to the SA Shareholders a circular within 21 days after the publication of the Announcement, which is 23 June 2006. In accordance with Rules 14A.49 and 14.38 of the Listing Rules, KPL is required to despatch a circular within the said 21 days.

As SA has a secondary listing on SGX, extra time is required in sending SA's circular to Singapore and in dealing with the Singapore transfer agent before SA's circular can be despatched in Singapore. In order to ensure that all the SA Shareholders receive SA's circular at around the same time, it is necessary to delay the despatch of SA's circular to all the SA Shareholders.

Further, extra time is required for clearance of AG's circular with SGX. As certain of the information contained in SA's circular and KPL's circular will also be relevant to the shareholders of AG, in order to ensure that the shareholders of all of SA, KPL and AG receive information about the joint development at around the same time, it is necessary for the despatch of SA's circular and KPL's circular to be delayed until the same date as the despatch of AG's circular.

Accordingly, KPL and SA have made a joint application to HKSE for an extension of time to despatch their respective circulars. Accordingly, KPL and SA will despatch the circulars to the KPL Shareholders and the SA Shareholders, respectively, on or before 7 August 2006.

As at the date of this announcement, the KPL Directors are Messrs. Ang Keng Lam+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, William Winship Flanz#, Lau Ling Fai, Herald#, Christopher Roger Moss, O.B.E.# and Tse Kai Chi@, and the SA Directors are Messrs. Kuok Khoon Loong, Edward+, Ye Longfei+, Giovanni Angelini+, Lui Man Shing+, Ng Si Fong, Alan+, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Tow Heng Tan# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

+ *Executive director*
@ *Non-executive director*
# *Independent non-executive director*

By Order of the Board
Kerry Properties Limited
Ang Keng Lam
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 22 June 2006

* *for identification purposes only*